State Street Navigator Securities Lending Trust
State Street Financial Center
One Lincoln Street
Boston, Massachusetts 02111

Via EDGAR Correspondence

June 29, 2012

Mr. Vince DiStefano
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	State Street Navigator Securities Lending Trust (the “Trust”), SEC File No. 811-07567, Comments Pursuant to Review of Post-Effective Amendment Number 24 on Form N-1A (the “PEA Filing”)

Dear Mr. DiStefano:

We are writing in response to comments you provided telephonically to Nancy Conlin, Secretary of the Trust, on Monday, June 11, 2012 with respect to the PEA Filing of the Trust.  The PEA Filing was filed with the Securities and Exchange Commission (“SEC”) on April 27, 2012, on behalf of the Trust and its series (the “Funds”) to update standard information in the Funds’ registration statement.  On behalf of the Trust, we have set out below the SEC staff’s comments on the PEA Filing, along with the Trust’s responses.

1.	Comment: Part A: Item 9: Principal Investment Strategies: Please clarify the disclosure to clearly identify each Fund’s Principal Investment Strategies.

Response:  Under the “Objectives and Strategies” section for Prime Portfolio and Short-Term Bond Portfolio, the introductory language before the identification of the types of securities in which each Fund invests contains language stating that each “principally invests” in the securities that follow.  The Trust intends to modify the similar introductory language for the Government Portfolio and the TIAA-CREF Portfolio at such time as the Trust’s next amendment to the Registration Statement is filed to clarify that the instruments identified for each Fund are those in which each “principally invests.”

2.	Comment: Part B: Item 17: Trustee Ownership of Securities of the Trust of Adviser: Please disclose Trustee ownership by series.

Response: No Trustee owns shares of any Fund. The Trust intends to modify the disclosure at such time as the Trust’s next amendment to the Registration Statement is filed to clarify that the Trustees do not hold shares of any of the Funds.

3.	Comment: Part B: Item 17: Trustee Compensation: Please revise the table to disclose the portion of the Trustees’ total compensation attributable to each Fund.

Response:  The Trust intends to modify the disclosure as requested at such time as the Trust’s next amendment to the Registration Statement is filed.

You requested that the Trust make certain representations concerning the Filings and this response.  These representations are included as an exhibit to this letter.

Very truly yours,

/s/ Nancy L. Conlin
Nancy L. Conlin
Secretary

EXHIBIT

June 29, 2012

Mr. Vince DiStefano
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	State Street Navigator Securities Lending Trust (the “Trust”), SEC File No. 811-07567, Comments Pursuant to Review of Post-Effective Amendment Number 24 on Form N-1A (the “PEA Filing”)

Dear Mr. DiStefano:

In connection with a response being made by letter of even date herewith on behalf of the Trust to comments you provided with respect to the PEA Filing, the Trust hereby acknowledges that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure in the PEA Filing;

•
comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the PEA Filing reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the PEA Filing; and

•	the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the foregoing is responsive to your request made on June 11, 2012.  Please do not hesitate to contact me at 617-664-3669 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Nancy L. Conlin
Nancy L. Conlin
Secretary

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